                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                  __________

                                   FORM 8-A

               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR (g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934



                             INFOSEEK CORPORATION.
                ----------------------------------------------
            (Exact name of Registrant as specified in its charter)


               DELAWARE                                    77-0494507
 --------------------------------------         -------------------------------
(State of incorporation or organization)       (IRS Employer Identification No.)


                            1399 Moffett Park Drive
                              Sunnyvale, CA 94089
              (Address of principal executive offices) (Zip Code)

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     If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [_]

     If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [X]

     Securities Act registration statement file number to which this form relates:

     333-65635 (if applicable)
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Securities to be registered pursuant to Section 12(b) of the Act:

     TITLE OF EACH CLASS          NAME OF EACH EXCHANGE ON WHICH
     TO BE SO REGISTERED          EACH CLASS IS TO BE REGISTERED
     -------------------          ------------------------------

          None                                  None

Securities to be registered pursuant to Section 12(g) of the Act:

                   COMMON STOCK, PAR VALUE $0.001 PER SHARE
                        PREFERRED SHARE PURCHASE RIGHTS
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                                 (Title of Class)

Item 1.   DESCRIPTION OF SECURITIES TO BE REGISTERED.

          COMMON STOCK
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          Incorporated by reference to page 158 of the Joint Proxy Statement/Prospectus contained in the Company's Registration Statement on Form S-4 (Commission File No. 333-65635) declared effective on October 14, 1998.

          PREFERRED SHARE PURCHASE RIGHTS
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          Pursuant to a Preferred Shares Rights Agreement dated October 2, 1998 (the "Rights Agreement") between Infoseek Corporation (the "Company") and BankBoston, N.A. as Rights Agent (the "Rights Agent"), the Company's Board of Directors has declared a dividend of one right (a "Right") to purchase one one-thousandth of a share of the Company's Series A Participating Preferred Stock ("Series A Preferred") for each outstanding share of Common Stock, no par value ("Common Shares"), of the Company. The dividend is payable on the date of the consummation of the several transactions contemplated by that certain Agreement and Plan of Reorganization (the "Merger Agreement"), dated June 18, 1998, by and among the Company, Infoseek Corporation, a California corporation, The Walt Disney Company, a Delaware corporation ("TWDC"), Disney Enterprises, Inc., a Delaware corporation, and Starwave Corporation, a Washington corporation, to shareholders of record as of the close of business on that day (the "Record Date"). Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series A Preferred at an exercise price of $150.00 (the "Exercise Price"), subject to adjustment.

     The following summary of the principal terms of the Rights Agreement is a general description only and is subject to the detailed terms and conditions of the Rights Agreement. A copy of the Rights Agreement is attached as Exhibit 2 to this Registration Statement and is incorporated herein by reference.

Rights Evidenced by Common Share Certificates

     The Rights will not be exercisable until the Distribution Date (defined below). Certificates for the Rights ("Rights Certificates") will not be sent to shareholders, and the Rights will attach to and trade only together with the Common Shares. Accordingly, Common Share certificates outstanding on the Record Date will evidence the Rights related thereto, and Common Share certificates issued after the Record Date will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender or transfer of any certificates for Common Shares, outstanding as of the Record Date, even without notation or a copy of the Summary of Rights being attached thereto, also will constitute the transfer of the Rights associated with the Common Shares represented by such certificate.

Distribution Date

     The Rights will separate from the Common Shares, Rights Certificates will be issued and the Rights will become exercisable upon the earlier of: (i) ten days following the date of the first public announcement by the Company or an Acquiring Person (as defined below) that an Acquiring Person has become such (the "Shares Acquisition Date") and (ii) ten business days (or such later date as may be determined by the Board of Directors) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer, the consummation of which would result in a person or group becoming an Acquiring Person. The earlier of such dates is referred to as the "Distribution Date." A person or group of affiliated or associated persons that beneficially owns, or has the right to acquire beneficial ownership of, 15% or more of the outstanding Common Shares is referred to as an "Acquiring Person." TWDC and certain of its subsidiaries are excluded from the definition of "Acquiring Person" in certain circumstances, as further described in the Rights Agreement.

Issuance of Rights Certificates; Expiration of Rights

     As soon as practicable following the Distribution Date, separate Rights Certificates will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Rights Certificates alone will evidence the Rights from and after the Distribution Date. The Rights will expire on the earliest of (i) September 9, 2008 (the "Final Expiration Date") or (ii) redemption or exchange of the Rights as described below.

Initial Exercise of the Rights

     Following the Distribution Date, and until one of the further events described below, holders of the Rights will be entitled to receive, upon exercise and the payment of the Exercise Price, one one-thousandth of a share of the Series A Preferred.

Right to Buy Company Common Shares

     Unless the Rights are earlier redeemed, in the event that a person becomes an Acquiring Person (a "Triggering Event"), then proper provision will be made so that each holder of a Right that has not theretofore been exercised (other than Rights beneficially owned by the Acquiring Person or any affiliate of the Acquiring Person, which will thereafter be void) will thereafter have the right to receive, upon exercise, Common Shares having a value equal to two times the Exercise Price. In the event that the Company does not have sufficient Common Shares available for all Rights to be exercised, or the Board decides that such action is necessary and not contrary to the interests of Rights holders, the Company may instead substitute cash, assets or other securities for the Common Shares for which the Rights would have been exercisable.

Right to Buy Acquiring Company Stock

     Similarly, unless the Rights are earlier redeemed, in the event that, after a Triggering Event, (i) the Company is acquired in a merger or other business combination transaction, or (ii) 50% or more of the Company's consolidated assets or earning power are sold (other than in transactions in the ordinary course of business), proper provision must be made so that each holder of a Right that has not theretofore been exercised (other than Rights beneficially owned by the Acquiring Person or any affiliate of the Acquiring Person, which will thereafter be void) will thereafter have the right to receive, upon exercise, shares of common stock of the acquiring company having a value equal to two times the Exercise Price.

Exchange Provision

     At any time after a Triggering Event and prior to the acquisition by any person or entity of beneficial ownership of 50% or more of the Company's outstanding Common Shares, the Board of Directors of the Company may exchange the Rights (other than Rights owned by the Acquiring Person), in whole or in part, at an exchange ratio of one Common Share per Right.

Redemption

     At any time on or prior to the close of business on the earlier of (i) the Shares Acquisition Date and (ii) the Final Expiration Date of the Rights, the Company may redeem the Rights in whole, but not in part, at a price of $.001 per Right.

     Notwithstanding the foregoing, in the event that a majority of the Board of Directors of the Company is elected by shareholder action by written consent, then until the earlier to occur of (i) the 180th day following the effectiveness of such election or (ii) the next regular annual meeting of shareholders of the Company following the effectiveness of such election (including any postponement or adjournment thereof), the Rights shall not be redeemed if such redemption is reasonably likely to have the purpose or effect of facilitating any Transaction (defined as merger, consolidation or sale of assets or any acquisition of Common Shares that would result in a person becoming an Acquiring Person) with an Interested Person (defined as a person or group who (i) is or will become an Acquiring Person if the Transaction were to be consummated, and who (ii) is, or directly or indirectly proposed, nominated or financially supported a director of the Company in office at the time of consideration of the Transaction in question who was elected by written consent of shareholders).

Adjustments to Prevent Dilution

     The Exercise Price payable, the number of Rights, and the number of Series A Preferred or Common Shares or other securities or property issuable upon exercise of the Rights are subject to adjustment from time to time in connection with the dilutive issuances by the Company as set forth in the Rights Agreement. With certain exceptions, no adjustment in the Exercise Price will be required until cumulative adjustments require an adjustment of at least 1% in such Exercise Price.

Cash Paid Instead of Issuing Fractional Shares

     No fractional portion less than integral multiples of one Common Share or one one-thousandth of a share of Series A Preferred will be issued upon exercise of a Right and in lieu thereof, an adjustment in cash will be made based on the market price of the security to be so issued on the last trading date prior to the date of exercise.

No Shareholders' Rights Prior to Exercise

     Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company (other than any rights resulting from such holder's ownership of Common Shares), including, without limitation, the right to vote or to receive dividends.

Amendment of Rights Agreement

     The provisions of the Rights Agreement may be supplemented or amended by the Board of Directors in any manner prior to the Distribution Date. After such date, the provisions of the Rights Agreement may be amended by the Board in order to cure any ambiguity, defect or inconsistency, to make changes that do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person), or to shorten or lengthen any time period under the Rights Agreement; provided, however, that no amendment to adjust the time period governing redemption shall be made at such time as the Rights are not redeemable.

     In the event that a majority of the Board of Directors of the Company is elected by shareholder action by written consent, then until the earlier to occur of (i) the 180th day following the effectiveness of such election or (ii) the next regular annual meeting of shareholders of the Company following the effectiveness of such election (including any postponement or adjournment thereof), the Rights Agreement shall not be supplemented or amended in any manner reasonably likely to have the purpose or effect of facilitating a Transaction with an Interested Person.

Rights and Preferences of the Series A Preferred

     Series A Preferred purchasable upon exercise of the Rights will not be redeemable. Each share of Series A Preferred will be entitled to an aggregate dividend of 1000 times the dividend declared per Common Share. In the event of liquidation, in preference to the holders of shares of stock ranking junior to the Series A Preferred, the holders of the Series A Preferred will be entitled to receive the greater of (i) one hundred fifty dollars ($150.00) per share, plus an amount equal to accrued and unpaid dividends and distributions thereon, whether or not declared, to the date of such payment, or (ii) 1000 times the payment made per share of Common Stock (the "Series A Liquidation Preference"). Each share of Series A Preferred will have 1000 votes, voting together with the Common Shares. These dividend, liquidation and voting rights of the Series A Preferred are protected by customary anti-dilution provisions.

Certain Anti-takeover Effects

     The Rights approved by the Board are designed to protect and maximize the value of the outstanding equity interests in the Company in the event of an unsolicited attempt by an acquiror to take over the Company, in a manner or on terms not approved by the Board of Directors. Takeover attempts frequently include coercive tactics to deprive the Company's Board of Directors and its shareholders of any real opportunity to determine the destiny of the Company. The Rights have been declared by the Board in order to deter such tactics, including a gradual accumulation of shares in the open market of a 15% or greater position to be followed by a merger or a partial or two-tier tender offer that does not treat all shareholders equally. These tactics unfairly pressure shareholders, squeeze them out of their investment without giving them any real choice and deprive them of the full value of their shares.

     The Rights are not intended to prevent a takeover of the Company and will not do so. The Rights may be redeemed by the Company at $0.001 per Right within ten days after the accumulation of 15% or more of the Company's shares by a single acquiror or group. Accordingly, the Rights should not interfere with any merger or business combination approved by the Board of Directors, including without limitation the transactions contemplated under the Merger Agreement.

     Issuance of the Rights does not in any way weaken the financial strength of the Company or interfere with its business plans. The issuance of the Rights themselves has no dilutive effect, will not affect reported earnings per share, should not be taxable to the Company or to its shareholders, and will not change the way in which the Company's shares are presently traded. The Company's Board of Directors believes that the Rights represent a sound and reasonable means of addressing the complex issues of corporate policy created by the current takeover environment.

Item 2.   EXHIBITS.

          1.   Specimen Stock Certificate for Registrant's Common Stock. (1)

          2. Preferred Shares Rights Agreement, dated as of September 9, 1998 between Registrant and BankBoston, N.A., including the Certificate of Designations, the form of Rights Certificate and the Summary of Rights attached thereto as Exhibits A, B and C, respectively. (1)

          3. Amended and Restated Certificate of Incorporation of Registrant, as amended. (1)

          4.   Amended and Restated Bylaws of Registrant, as amended. (1)

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(1) Previously filed as an exhibit to the Registrant's Registration Statement on Form S-4 (Commission File No. 333-65635) declared effective October 14, 1998.

                                 SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                    INFOSEEK CORPORATION


Date: November  17, 1998
                                    /s/ Remo E. Canessa
                                    -------------------------------------
                                    Remo E. Canessa
                                    Vice President and Chief Financial Officer

                                 EXHIBIT INDEX
                                 -------------

  EXHIBIT
    NO.                                      EXHIBIT
   -----                                     -------

1.             Specimen Stock Certificate for Registrant's Common Stock. (1)

2. Preferred Shares Rights Agreement, dated as of September 9, 1998 between Registrant and BankBoston, N.A., including the Certificate of Designations, the form of Rights Certificate and the Summary of Rights attached thereto as Exhibits A, B and C, respectively. (1)

3. Amended and Restated Certificate of Incorporation of Registrant, as amended. (1)

4.             Amended and Restated Bylaws of Registrant, as amended. (1)

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(1) Previously filed as an exhibit to the Registrant's Registration Statement on Form S-4 (Commission File No. 333-65635) declared effective October 14, 1998.